UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42738

Delixy Holdings Limited

(Translation of registrant’s name into English)

883 North Bridge Road

#04-01

Southbank

Singapore 198785

+65 6291 3184

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Earnings Result for the Six Months Ended June 30, 2025
99.2	Press Release – Delixy Holdings Limited Announces First Half 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025	Delixy Holdings Limited

	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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